Exhibit 8.1

List of Subsidiaries of Yalla Group Limited (as of December 31, 2021)*

Subsidiaries	Jurisdiction of Incorporation
FYXTECH YALLA LIMITED	British Virgin Islands
FYXTECH Group Limited	British Virgin Islands
Yalla Technology FZ-LLC	United Arab Emirates
FYXTECH HK Limited	Hong Kong
Hangzhou Yale Technology Co., Ltd. (杭州雅乐互动科技有限公司)	PRC
Shenzhen Moov Technology Co., Ltd. (深圳木五科技有限公司)	PRC

*Other subsidiaries of Yalla Group Limited have been omitted because, in the aggregate, they would not be a “significant subsidiary” as defined in rule 1-02(w) of Regulation S-X as of the end of the fiscal year covered by this report.